Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February […], 2013

VIA EDGAR TRANSMISSION

Ms. Deborah O’Neal-Johnson
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401 M.D. Sass 1-3 Year U.S. Agency Bond Fund (S000033200)

Dear Ms. O’Neal-Johnson:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your oral comments of February 1, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 348 to its registration statement, filed on behalf of its series, M.D. Sass 1-3 Year U.S. Agency Bond Fund (the “Fund”).  PEA No. 348 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on December 20, 2012 for the purpose of adding one new share class to the Fund, a series of the Trust.  The Trust is filing this PEA No. […] under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Trust’s responses to your comments are as follows:

Prospectus – Summary Section

1.
Staff Comment:  Please explain supplementally what is meant by the portion of the Fund’s investment objective that states “when and as opportunities are available in the context of preserving capital in adverse markets.”

Response:  The Fund’s Investment Adviser continuously offers to buy securities that meet the Fund’s investment criteria from broker dealers and market makers at yields above (prices below) the Adviser’s evaluation of fair market value.  The Adviser also offers to sell securities owned at yields below (prices above) its evaluation of fair market value.  When the Adviser is able to execute transactions at these levels, they are accretive to the Adviser’s investment results.

2.	Staff Comment: Please confirm that the Fund does not have any Shareholder Fees to include in the Fees and Expenses of the Fund table.

Response:  The Trust responds by confirming supplementally that the Fund has no Shareholder Fees to include in the Fees and Expenses of the Fund table.

3.	Staff Comment: If the Fund has a maturity strategy please include that strategy in discussion of the Fund’s principal investment strategies.

Response:  The Trust responds by stating supplementally that the Fund does not have a maturity strategy.

4.
Staff Comment:  Please include a footnote adjacent to the Fund’s performance bar chart explaining that the returns are for a class that is not presented that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses, per Instruction 3(b) to Item 4 of Form N-1A.

Response:  The Trust responds by adding the following footnote adjacent to the performance bar chart: “The returns shown in the bar chart above are for the Fund’s Institutional Class shares, which are offered in a separate prospectus, and that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the share classes do not have the same expenses.”

5.	Staff Comment: Please include disclosure under “Tax Information” to clarify that even if an investor’s account is tax-exempt it will typically be subject to taxes upon withdrawals.

Response:  The Trust responds by revising the disclosure under the sub-heading entitled “Tax Information” to read: “The Fund’s distributions will be taxed as ordinary income or long-term capital gain, unless you are a tax-exempt investor, or you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.  You may be taxed later upon withdrawal of monies from such tax-deferred arrangements.”

6.	Staff Comment: Please confirm that Item 8 of Form N-1A is not applicable (meaning that the Fund will not be available for purchase or redemption through financial intermediaries).

Response:  The Trust responds by confirming supplementally that the StoneCastle Treasurer Class shares of the Fund will not be available for purchase or redemption through financial intermediaries.

Prospectus – Management of the Fund – Prior Performance of the Adviser’s Similar Accounts

7.	Staff Comment: Please confirm the Composite returns shown are net of all fees and expenses, including all sales charges.

Response:  The Trust responds by confirming supplementally the composite returns are net of all fees and expenses, including sales charges.

8.	Staff Comment: Please include disclosure stating with specificity what method of calculation was used in calculating the performance returns for the composite.

Response:  The Trust responds be revising the applicable paragraph in this section to read as follows:

“The returns are calculated by the Adviser based on total return, including gains or losses plus income, after deducting all costs incurred by the accounts, and including reinvested distributions.  The average investment management fee for accounts included in the Composite is 0.29%.  If the private accounts comprising the Composite had been subject to the same fees and expenses as the Fund, the performance of the Composite may have been lower.  You should note that once the Fund has a performance history, it will compute and disclose its average annual total return using the standard formula set forth in rules promulgated by the SEC, which differs in certain respects from the methods used to compute total return for the Composite.  The Composite returns are calculated by dollar-weighting the returns of the Adviser’s separate accounts.  These separate account level returns are calculated utilizing the Daily Time-Weighted methodology.  The performance of the Composite may have been lower had it been calculated using the standard formula promulgated by the SEC.  The private accounts comprising the Composite are not subject to certain investment limitations, diversification requirements and other restrictions imposed by the Investment Company Act of 1940, as amended (the “1940 Act”) and the Internal Revenue Code of 1986, as amended.  Additionally, if applicable, such limitations, requirements and restrictions might have adversely affected the performance results of the Composite.”

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If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers